

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 6, 2016

Richard Xu
Chief Executive Officer
Stars Acquisition Corp.
1250 Broadway, 36th Floor
New York, NY 10001

> **Re:** **Stars Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 21, 2016**
> **CIK No. 0001680873**

Dear Mr. Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, references to prior comments refer to our letter dated August 25, 2016.

Prospectus Summary, page 1

Our Management Team, page 2

1. We note that members of your management team have served as officers and directors of E-compass Acquisition Corp. Please briefly disclose that E-compass has entered into a merger agreement with iFresh, Inc., and the status of that transaction. To the extent material, please revise the last risk factor on page 27 to describe the risks that as a result, management's time and attention may be diverted from identifying and completing an initial business combination.

Risk Factors, page 22

Our insiders paid an aggregate of $25,000, or approximately $0.02 per share, page 33

2. We note you disclose and use $9.09 as the offering price per share in the computation of dilution. Please reconcile this amount to the IPO Units and Private Units offering price of $10.00 per Unit. In this regard, disclose and discuss how you have determined the amount of the Unit offering price that is allocable to both the public and private shares and to the public and private rights. Alternatively, please use the Units offering price of $10.00 in the computation here and in the Dilution table on page 44, as we note this is the offering price used throughout the filing in terms of price per share. Please revise or advise.

Capitalization, page 46

3. Please expand the disclosure in note (3) to the table to clarify that the shares issued and outstanding, as adjusted, excludes the 423,000 shares of common stock underlying the rights in the public unit and private unit offerings. We note for the Dilution computation, these underlying shares had been included in the computation. Please disclose here that the underlying common shares will be automatically issued upon consummation of your initial business combination.

Rights, page 81

4. You state that if you enter an initial business combination in which you are not the surviving entity, holders of rights will be entitled to receive the same per share consideration as holders of common stock will receive. Please provide us your analysis how the issuance of underlying common stock will comply with Section 5 of the Securities Act to the extent the you are not the surviving entity upon consummation of the initial business combination and, therefore, another issuer's securities would be issued upon automatic exercise of the rights as described here.

Financial Statements

Note 6 – Stockholders' Equity, page F-13

5. Please give consideration to disclosing your response to our prior comment 12 in the next amendment, including the cost that would be both charged and credited to additional paid-in capital.

       You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

           Sincerely,

           /s/ Justin Dobbie

           Justin Dobbie
           Legal Branch Chief
           Office of Transportation and Leisure

cc: Giovanni Caruso, Esq.
       Loeb & Loeb LLP